UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ObsEva SA

(Name of Issuer)

Common Shares, par value CHF 1/13 per share

(Title of Class of Securities)

H5861P103

(CUSIP Number)

Ernest Loumaye

c/o ObsEva SA

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

+41 22 552 38 40

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5861P103

1.	Names of Reporting Person Ernest Loumaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,086,183 shares (1)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 11,086,183 shares (1)
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,086,183 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.37% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,086,183 shares issuable upon exercise of options which are exercisable within 60 days of April 17, 2023.
(2)	This percentage is calculated based on 117,177,287 Common Shares outstanding as of April 17, 2023 as reported by the Issuer to the Reporting Person, excluding 29,741,950 treasury shares.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Shares, par value CHF 1/13 per share (“Common Shares”) of ObsEva SA, a Switzerland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Ernest Loumaye (the “Reporting Person”).

(b)	The principal business office of the Reporting Person is c/o ObsEva SA, Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

(c)	The principal occupation of the Reporting Person is Founder and Board Member of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Belgium.

Item 3.	Source and Amount of Funds or Other Consideration

On February 28, 2023, the Issuer entered into a share purchase agreement with the Reporting Person, pursuant to which the Issuer sold 4,000,000 Common Shares, at a price of CHF 0.104, or approximately USD 0.11 per share, for an aggregate amount of CHF 416,000, or approximately USD 441,958. On April 6, 2023, the Issuer entered into a share purchase agreement with the Reporting Person pursuant to which the Issuer sold 4,000,000 Common Shares, at a price of CHF 0.086, or approximately USD 0.095 per share, for an aggregate amount of CHF 344,000, or approximately USD 380,531. Together, the purchase and sale of the Common Shares is referred to as the “Transactions.”

Item 4.	Purpose of Transaction

The Reporting Person purchased the aforementioned securities for investment purposes with the aim of increasing the value of his investments and the Issuer. Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’s ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of his securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease his holdings on such terms and at such time as he may decide.

Except as set forth in this Item 4 and Item 6 below and the Company’s filings with the Securities and Exchange Commission, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions. The Reporting Person also retains the right to change his investment intent at any time, to acquire additional Common Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Shares beneficially owned by him (or any Common Shares into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The Reporting Person is a member of the board of directors of the Issuer. As a director of the Issuer, he may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Shares of the Issuer by the Reporting Person is provided as of April 17, 2023:

Reporting Person	Shares Held Directly		Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power	Beneficial Ownership		Percentage of Class(2)
Ernest Loumaye	11,086,183	(1)	11,086,183	(1)	0	11,086,183	(1)	0	11,086,183	(1)	9.37%

(1)	Includes 1,086,183 shares issuable upon exercise of options which are exercisable within 60 days of April 17, 2023.

(2)	This percentage is calculated based on 117,177,287 Common Shares outstanding as of April 17, 2023 as reported by the Issuer to the Reporting Person, excluding 29,741,950 treasury shares.

(c)	Except as set forth herein, the Reporting Person has not effected any transactions in the Issuer’s Common Shares during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure with respect to the Transactions set forth in Item 3 above, including the description of the share purchase agreements, is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2023

/s/ Ernest Loumaye
Ernest Loumaye

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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